XKH 3/13

SECURI 15047882 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-68761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RB International Markets (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Avenue of the Americas, 16th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

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RB International Markets (USA) LLC
Statement of Financial Condition

December 31, 2014

RB International Markets (USA) LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stefan Gabriele, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to RB International Markets (USA) LLC for the year ended December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MANAGER, COO

Title

2/10/15

Notary Public

MAUREEN P. MCDONAGH
No. 01MC6310269
Notary Public, State of New York
Qualified in Queens County
My Commission Expires 8/25/18

RB International Markets (USA) LLC
Index
December 31, 2014

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RB International Markets (USA) LLC

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RB International Markets (USA) LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
January 22, 2015

RB International Markets (USA) LLC
Statement of Financial Condition
Year Ended December 31, 2014

Assets	
Cash	$ 10,868,605
Due from affiliates	184,781
Underwriting fees receivable	94,500
Equipment (net of accumulated depreciation of $16,096)	10,597
Other assets	42,877
Total assets	$ 11,201,360
Liabilities and Member's Equity	
Accrued expenses	$ 219,342
Due to affiliate	565,542
Total liabilities	784,884
Member's equity	10,416,476
Total liabilities and member's equity	$ 11,201,360

The accompanying notes are an integral part of this financial statement

1. Organization and Business

RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears all of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receipt versus payment basis. The Company's commissions on foreign securities transactions are allocated by the Parent and remitted to the Company monthly. The Company also serves as a co-underwriter of securities but does not engage in sales transactions with respect to those securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

The Company is allocated transaction fees on the purchase and sale of securities transacted with the Parent and receives markups on trades with institutional customers. The Company also earns fees from its Parent for other services including soliciting customers who invest in time deposits with Raiffeisen Bank and assisting with underwritings in which Raiffeisen Bank International AG is involved. Other fees were also received for research services provided by the Company as earned. All revenue and any related expenses are recorded on a trade date basis except for other fees.

The Company records fees from underwritings on a trade date basis and trues up the fee when final cash settlement is received.

Cash

The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution.

The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this deposit.

2. Summary of Significant Accounting Policies (continued)

Equipment

Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity. For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. Income tax expense is based upon information received from an affiliate and is agreed upon by the Company and the affiliate and applied on a separate company basis.

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. On December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to U. S. federal or state income tax examinations for periods prior to 2011.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2014, the Company had net capital of approximately $10,084,000 which exceeded the required net capital by approximately $9,834,000.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since all of its customer business is handled on a deliver versus payment or receive versus payment basis.

4. Related Party Transactions

Commission income is the result of trades made with institutional customers on trades cleared with the Parent company. Of the total commission income earned during the current year, $18,000 is still owing and included in due from affiliates on the statement of financial condition. Of the total other fees revenue, $3,500 is still owing and included in due from affiliates on the statement of financial condition.

During the year, the Company incurred expenses with another affiliate for its share of expenses related to office services and facilities, internet and technology, accounting, human resources, healthcare, employee benefits and miscellaneous expenses. Outstanding amounts are included in due to affiliate on the statement of financial condition.

5. Fixed Assets

Fixed assets consist of the following at December 31, 2014:

Telephone and computer equipment	$ 26,693
Less: accumulated depreciation	(16,096)
	$ 10,597